UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2022
OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the transition period from             to
Commission File Number 1-35229

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
XYLEM RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
XYLEM INC.
301 Water Street SE, Washington, DC 20003

TABLE OF CONTENTS

I. FINANCIAL STATEMENTS

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

II. EXHIBITS

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members, Trustees, and Plan Administrator
of the Xylem Retirement Savings Plan
Washington, D.C.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Xylem Retirement Savings Plan (the "Plan") as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Xylem Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
We have served as the Plan's auditor since 2016.
New York, New York
June 26, 2023

XYLEM RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

December 31,	2022	2021
ASSETS:
Plan's interest in The Xylem Inc. Retirement Savings Master Trust	828,294	993,583

Receivables:
Employer contributions	4,628	3,582
Member contributions	5,728	3,996
Notes receivable from Members	8,972	8,306
Total receivables	19,328	15,884
Total assets	847,622	1,009,467

LIABILITIES:
Accrued expenses	99	161
Total liabilities	99	161

NET ASSETS AVAILABLE FOR BENEFITS	$847,523	$1,009,306

See accompanying notes to financial statements.

XYLEM RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

Year Ended December 31,	2022
INVESTMENT ACTIVITY:
Plan's interest in the investment loss of The Xylem Inc. Retirement Savings Master Trust	$(162,796)

OTHER INCOME	235

CONTRIBUTIONS:
Employer	33,060
Members	44,766
Member rollovers	7,278
Total contributions	85,104

INTEREST INCOME ON NOTES RECEIVABLE FROM MEMBERS	424

DEDUCTIONS:
Distributions to Members	(83,827)
Trustee and administrative expenses	(923)
Total deductions	(84,750)

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(161,783)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,009,306
End of year	$847,523

See accompanying notes to financial statements.

XYLEM RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021, AND FOR THE YEAR ENDED DECEMBER 31, 2022

Note 1. Description of The Plan
The following description of the Xylem Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants (or “Members”) should refer to the Plan document for more complete information.
General - The Plan is a defined contribution plan sponsored by Xylem Inc. (the “Company” or the “Plan Sponsor”) generally covering all non-union U.S. employees of the Company. The Plan became effective on October 31, 2011. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA and are set forth in this report as permitted by Item 4 of Form 11-K.
The Pension Fund Trust and Investment Committee ("PFTIC") as appointed by the Board of Directors of the Company, controls and manages the operation and administration of the Plan and directs the managers of the Plan's investments.
The Company has a trust agreement with Fidelity Management Trust Company ("Fidelity") to act as the Plan trustee, custodian and record keeper ("Trustee") and the Plan is part of The Xylem Inc. Retirement Savings Master Trust ("Master Trust").
Investments in the Master Trust at December 31, 2022 are shown on the Master Trust Schedule of Assets (Held at End of Year) under identification number 45-3304527.
Various plan amendments were executed during 2022 to perform administrative updates with no material impact to the Plan.
Eligibility - All full-time U.S. citizen and permanent resident non-union U.S. employees of the Company are eligible to participate in the Plan upon hire and are automatically enrolled in the Plan. Part-time and temporary non-union U.S. employees are eligible upon completion either (a) 1,000 hours of service in a 12-month period, or (b) 500 hours of service during each of three consecutive 12-month periods. Expatriates working in the U.S. on permanent assignment or considered a local hire are immediately eligible. Expatriates on a temporary assignment are subject to completion of 36 months of service before becoming eligible. Employees of a subsidiary of the Company that participate in a similar qualified plan of that subsidiary are not eligible to participate in the Plan.
Employee Contributions - A Member may generally elect to contribute 1% to 50% of eligible pay (“Salary” as defined by the Plan document). Members may designate their contributions as pre-tax contributions, Roth contributions, after-tax contributions or any combination of the three. A Member who is considered a highly compensated employee under the Plan may elect Plan contributions based on a maximum Salary as defined by the Plan document, but may not participate in after-tax contributions. Member contributions are subject to the dollar limitation provided by Section 402(g) of the Internal Revenue Code ("IRC"). All eligible employees are automatically enrolled in the Plan at a 6% pre-tax contribution rate until and unless the Member elects otherwise. Members may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Employer Contributions - The Company will make matching contributions to the Member’s account equal to 50% of a Member’s pre-tax contributions, Roth contributions and after-tax contributions, up to a maximum of 3% of a Member’s Salary. In addition, the Company contributes 3% or 4% of Salary as a core contribution to each eligible Member’s account, as defined by the Plan document. For Members with age plus years of service at the beginning of the Plan Year (includes continuous service with ITT Corporation and the Company) of less than 50 years, the Company’s contribution to the Member’s account will be 3% of Salary. For Members with age plus years of service of 50 or more years at the beginning of the Plan Year, the Company’s contribution to the Member’s account will be 4% of Salary. Company contributions will be allocated in the Plan’s investment options elected by the Member in the same proportion as the employee’s contributions.
Member Accounts - Individual accounts are maintained for each Member. Each Member’s account is credited with the Member’s contributions, Company contributions, plan earnings or losses, and withdrawals, net of administrative expenses and investment management fees. Fund earnings and losses, as well as administrative expenses and investment fees are allocated based on the applicable Member account balances, as defined by the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s account balance.
Investments - Members may direct employee contributions and Company contributions, in any whole percentage among any of the Plan’s investment options, which include Xylem Inc. stock and a self-directed brokerage account (Fidelity's "BrokerageLink"). Members can change their future contributions and reallocate accumulated investments in 1% increments on a daily basis among the investment options. However, the number of investment option reallocations or transfers in any calendar month may be limited as defined by the Plan document.
Any Member or Company contributions directed by Members into Xylem Inc. stock, including future contributions to the Plan, are deposited into the Employee Stock Ownership Plan account (“ESOP”). All dividends associated with the contributions held in the ESOP within the Plan are immediately 100% vested. In addition, Members can elect to have their ESOP dividends either reinvested in Xylem Inc. stock or paid to them in cash on a quarterly basis.
The Plan limits the amount that may be held in Xylem Inc. stock and BrokerageLink to 20% each of a Member’s total account balance. Members who hold 20% or more of their total account balance in Xylem Inc. stock or BrokerageLink will not be permitted to transfer balances into that fund. Members who hold less than 20% of their total account balance in Xylem Inc. stock or BrokerageLink may designate up to 20% of future contributions or transfer balances into those funds, provided that the balance in each of the funds does not exceed 20% of the Member’s total account balance after the transfer.
Vesting - Members are immediately vested in their contributions and all Company contributions, as well as actual earnings or losses, and have a non-forfeitable right to their accounts in the Plan.
Distributions to Members - Upon termination of employment (including death, disability, or retirement) from the Company, a Member or the Member’s beneficiary(ies) may elect to receive a lump sum amount equal to the value of the Member’s account paid in cash or as a rollover to another qualified plan or an Individual Retirement Account (“IRA”), or periodic payments under one of two alternative installment options, as defined in the Plan document. In any case, a Member or the Member’s beneficiary(ies) whose account balance is more than $5,000 may elect to keep the Member’s account balance in the Plan until the calendar year in which the Member reaches or would have reached age 72. During the calendar year in which the Member attains age 72, distribution from the Plan will commence in accordance with Section 401(a)(9) of the IRC. Upon the death of a Member with a non-spouse beneficiary(ies), the distribution must be made within five years from the Member’s date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member’s death.
Withdrawals Prior to Termination - At any time before termination of employment (including death, disability, or retirement), a Member may request a withdrawal subject to the provisions of the Plan document and shall conform to the standards set by the Plan Administrator. A Member can withdraw amounts of their after-tax contributions as provided by the Plan document. A Member who has attained age 59 ½ may withdraw all or any portion of their pre-tax contributions as provided by the Plan document. A Member who has not attained age 59 ½ may withdraw all or a portion of their pre-tax contributions provided the Member has an immediate and heavy financial need and the withdrawal is necessary to satisfy such need as provided by the Plan document. The in-service withdrawals are limited to four per calendar year.
Direct Rollover of Certain Distributions - With respect to an eligible rollover distribution, the Member or the Member’s beneficiary(ies) may elect, at the time and in a manner prescribed by the Plan Administrator for such purpose, to have the Plan make a direct rollover of all or part of such withdrawal or distribution to a maximum of two eligible retirement plans which accept such rollover.
If a Member’s account balance is greater than $1,000 but does not exceed $5,000 and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the 30 day election period, the account balance will be automatically rolled over to an IRA established in the Member’s name.
If a Member’s account balance is $1,000 or less and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the 30 day election period, the account balance will be automatically paid out to the Member.
Forfeited Accounts - Members are always 100% vested in their accounts. Therefore, no forfeited non-vested accounts or forfeitures were used to cover administrative expenses or reduce Company contributions to the Plan.

Notes Receivable from Members - A Member may request a loan in any specified whole dollar amount which must be at least $1,000 but which may not exceed the lesser of 50% of the vested account balance or $50,000, reduced by the Member’s highest outstanding loan balance under all plans of the Company, if any, during the prior one-year period. A loan is deducted from the investments in a Member's account according to the hierarchy set by the Plan Administrator, per the Plan document. Members are limited to one outstanding loan at a time. No new loans can be taken until current outstanding loans are paid off. There is a 30-day waiting period to request a new loan once the existing loans are paid off. The interest rate charged by the Plan is a reasonable rate of interest for loans commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Plan document, and generally remains the same throughout the term of the loan. General purpose loan terms range from one to 54 months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to 174 months. Loans are secured by the balance in the Member’s account. The Member's account is charged $50 to cover loan origination fees. The amount of outstanding Notes Receivable from Members at December 31, 2022 and 2021 was $9.0 million and $8.3 million, respectively.
Under certain circumstances, including a Member’s failure to make timely loan repayments, death or disability, the Plan Administrator may declare the Member’s loan to be in default and the Plan may execute upon its security interest in the Member’s account under the Plan to satisfy the debt.
A Member that is terminated or that retires from the Company may continue to make periodic repayment on such Member’s loans after separation from the Company by contacting Fidelity, provided the Member’s account balance is greater than $5,000. Account balances that do not exceed $5,000 are subject to certain distribution rules (see above) and any outstanding loans are required to be settled. No new loans can be granted after termination of employment.

Administrative and Investment Management Expenses - The Plan pays for expenses incurred in conjunction with Plan administration, including trustee services, record keeping, investment advice, and audit fees up to 0.25% of the market value of trust assets, and the Company pays all other expenses incurred in administering the Plan. The Members' accounts are charged quarterly for administrative fees. The record keeper receives revenue from mutual fund service providers for services provided to the funds. This revenue is used to offset certain amounts owed for administrative services incurred by the Plan. In 2022, the Plan incurred trustee and administrative expenses which equal 0.11% of the Plan's interest in the investments in the Master Trust. Certain administrative functions are performed by employees of the Company (who may also be Members in the Plan). No such employee receives compensation from the Plan.
In addition to the trustee and administrative expense charges, an investment management fee is charged by the majority of the investment funds. These investment management fees are included in the net asset value (“NAV”) of the fund calculated by the investment manager of the respective fund and are reflected as a reduction of investment return for such investments.
Note 2. Summary of Significant Accounting Policies
Basis of Accounting - The accompanying financial statements have been prepared under the accrual basis of accounting.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, guaranteed investment contracts and collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the values of Members' account balances and the amounts reported in the financial statements.
The COVID-19 pandemic has caused increased uncertainty in estimates and assumptions affecting the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments, other than fully benefit-responsive contracts, are measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). A more detailed description of the individual types of securities held in the Master Trust and their valuation methods can be found in Note 4.
Contract value is the relevant measure for the Plan's fully benefit-responsive investment contracts, because contract value is the amount Members generally receive when executing transactions under the terms of the contract and Plan provisions.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Contributions Receivable - The Plan accrues contributions receivable based upon payroll deferrals and Company contributions during the Plan year that were not yet deposited as of the end of the year.
Distributions to Members - Payments to Members are recorded upon distribution. There were no Members who elected to withdraw from the Plan, but had not yet been paid at December 31, 2022 and 2021.
Notes Receivable from Members - Notes Receivable from Members are recorded at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses as repayments of principal and interest are received through payroll deductions, and the loans are collateralized by the Members' accounts.
In the event that a Member fails to make timely loan repayments, the loan may be considered to be in default. In the event default is declared, the outstanding loan balance and any accrued interest may be treated as a withdrawal prior to termination of employment, subject to the withdrawal provisions outlined in the Plan document, and may be determined to be a fully taxable distribution from the Plan.
The financial statements include delinquent loan balances until specifically written off. Form 5500 reflects the delinquent loans as distributions. See Note 9 for the reconciliation of the Plan's financial statements to Form 5500.
Note 3. Master Trust
All of the Plan investments consist of an interest in an investment account of the Master Trust established by the Company and administered by Fidelity as of December 31, 2022 and 2021. Use of the Master Trust permits the commingling of trust assets with the assets of certain other Company savings plans for investment and administrative purposes. Although assets of participating plans are commingled in the Master Trust, supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans are maintained. The net assets of the Master Trust are allocated based on individual participant account balances in the respective plans. The daily net investment income (loss) of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. There were no investment assets held outside the Master Trust at December 31, 2022 and 2021.

The following table presents the investments in the Master Trust and the Plan's interest in the Master Trust at December 31, 2022 and 2021:

(in thousands)	Master Trust Balances		Plan's Interest in Master Trust Balances
	2022	2021	2022	2021
Member directed investments at fair value:
Employer securities	$27,068	$30,677	$25,392	$28,580
Mutual funds	436,249	552,027	415,521	524,886
Member directed brokerage account	3,529	5,329	3,529	5,328
Collective trusts	329,507	384,235	312,481	363,611
Total investments at fair value	796,353	972,268	756,923	922,405
Member directed investments at contract value:
Stable value accounts	78,819	78,044	71,371	71,178
Total investments in Master Trust	$875,172	$1,050,312	$828,294	$993,583
The following table presents the depreciation in fair value for the year ended December 31, 2022 for the Master Trust and the Plan's interest in the Master Trust, including gains and losses on investments bought and sold, as well as held during the year:

(in thousands)	Master Trust Activity	Plan's Interest in Master Trust Activity
	2022	2022
Realized loss on purchases and sales	$(47,851)	$(45,808)
Unrealized loss on investments held	(137,945)	(130,912)
Net depreciation in fair value of investments	(185,796)	(176,720)

Interest and Dividend income	14,782	13,924

Total net investment loss of the Master Trust	$(171,014)	$(162,796)

Note 4. Fair Value Measurements
The Plan determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan uses a hierarchical structure to prioritize the inputs to valuation techniques used to measure fair value into three broad levels defined as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 inputs are unobservable inputs for the assets or liabilities.
The Plan holds no Level 3 investments.
The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement.
NAV Practical Expedient is the measurement of fair value using the NAV per share (or its equivalent) as an alternative to the fair value hierarchy as discussed above.
The following is a description of the valuation methodologies and inputs used to measure fair value for major categories of investments.

•Employer Common Stock - Common stock is valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. Xylem Inc. stock is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol XYL and is valued at the Plan's year-end date. These securities are classified in Level 1 of the fair value hierarchy.
•Member-Directed Brokerage Accounts - Securities held in BrokerageLink are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These securities are classified in Level 1 of the fair value hierarchy.
•Mutual Funds - Mutual funds of registered investment companies are publicly traded in active markets and valued at the closing price reported on those major markets as of the measurement date. Mutual funds are classified within Level 1 of the fair value hierarchy.
•Collective Trusts ("CTs") - CTs are valued at fair value at the Plan's year-end date using the NAV provided by the administrators of the CTs as a practical expedient. Investments in CTs can be redeemed on a daily basis and there are no unfunded commitments. CTs are not classified within the fair value hierarchy.
While the Plan Administrator believes that the valuation methods are appropriate and consistent with how other participants in the market value these types of investments, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used at December 31, 2022 and 2021.
The following table sets forth by level within the fair value hierarchy a summary of the Master Trust investments measured at fair value at December 31, 2022.

(in thousands)	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV Practical Expedient	Total
Employer Common Stock	$27,068	$—	$—	$—	$27,068
Member-Directed Brokerage Accounts	436,249	—	—	—	436,249
Mutual Funds	3,529	—	—	—	3,529
Collective Trusts	—	—	—	329,507	329,507
Totals	$466,846	$—	$—	$329,507	$796,353
The following table sets forth by level within the fair value hierarchy a summary of the Master Trust investments measured at fair value at December 31, 2021.

(in thousands)	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV Practical Expedient	Total
Employer Common Stock	$30,677	$—	$—	$—	$30,677
Member-Directed Brokerage Accounts	5,329	—	—	—	5,329
Mutual Funds	552,027	—	—	—	552,027
Collective Trusts	—	—	—	384,235	384,235
Totals	$588,033	$—	$—	$384,235	$972,268

Note 5. Guaranteed Investment Contract
The Master Trust holds fully benefit-responsive investment contracts (also referred to as traditional guaranteed investment contracts or "GIC") with New York Life Insurance Company ("NY Life"). These contracts are reported in the “Stable Value Accounts” line item and are reported at contract value. NY Life manages these investments and maintains the contributions in its pooled separate account (referred to as the "Anchor Account"). The assets of the Anchor Account are owned by NY Life. The Anchor Account is credited with earnings on the underlying investments and is charged for participant withdrawals and administrative expenses. Members ordinarily may direct the withdrawal or transfer of all or a portion of their investments at contract value. The contract has no maturity date, but contract years begin on January 1 of each year.
Under the terms of the contracts, interest will accrue daily, be credited monthly and the rate cannot be less than zero percent. The daily rate fluctuates based on the underlying investments. Realized gains and losses are amortized over the target duration.

Restrictions - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. No direct transfers to competing investment options are permitted under the GIC. Any transfers out of the GIC must first go through a non-competing investment option and reside there for at least 90 days before transfer to a competing option, directed-brokerage account, or a mutual fund window. However, the GIC shall not be subject to a market value adjustment if the Plan provides at least 12 months advance written notice to NY Life. The following employer-initiated events may limit the ability of the Plan to transact at contract value:
•A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
•Any communication given to Plan members designed to influence a participant not to invest in the GIC or to transfer assets out of the GIC;
•The establishment of a defined contribution plan that competes with the Plan for employee contributions; and
•Complete or partial termination of the Plan or its merger with another plan.
The PFTIC believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.
Note 6. Exempt Party-In-Interest Transactions
ERISA section 406(a) prohibits various types of transactions between a plan and parties-in-interest. Parties-in-interest are defined by the Department of Labor regulation as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. ERISA section 408(a) contains specific exemptions whereby plans may engage in certain transactions with parties-in-interest that are otherwise prohibited by law.
Fidelity is the Trustee and custodian for all of the Master Trust's investments. Fidelity or one of its affiliates manages BrokerageLink, as well as the Fidelity Government Money Market Fund.
Administrative services fees were paid to Fidelity or one of its affiliates during 2022.
Fidelity, the record keeper, received revenue from mutual fund service providers for services provided to the funds. This revenue was used to offset certain amounts owed to the record keeper for its administrative services to the Plan.
At December 31, 2022, the Master Trust held 244,727 shares of common stock of the Company with a cost basis of $9.4 million. At December 31, 2021, the Master Trust held 255,748 shares of common stock of the Company with a cost basis of $8.9 million. For the year ended December 31, 2022, the Master Trust recorded related net depreciation of $2.5 million and dividends of $0.3 million on Company stock.
Member loans also qualify as party-in-interest transactions and amounted to $9.0 million and $8.3 million at December 31, 2022 and 2021, respectively.
Note 7. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, Member account balances would not be impacted, since all contributions and related earnings are immediately vested.

Note 8. Federal Income Tax Status
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated June 9, 2017 that the Plan and related trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the PFTIC believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2019.
Note 9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the net assets available for benefits per Form 5500 as of December 31, 2022 and 2021:

(in thousands)	2022	2021
Net assets available for benefits per the financial statements	$847,523	$1,009,306
Less: amounts deemed distributed for tax purposes	(97)	(88)
Net assets available for benefits per Form 5500	$847,426	$1,009,218
The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to the net loss per Form 5500 for the year ended December 31, 2022:

(in thousands)	2022
Decrease in net assets available for benefits per the financial statements	$(161,783)
Less: amounts deemed distributed for tax purposes, net	(9)
Net loss per Form 5500	$(161,792)

XYLEM RETIREMENT SAVINGS PLAN				EIN#: 45-2080495
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS				PN: 001
(HELD AT END OF YEAR) AS OF DECEMBER 31, 2022

(a) Party in interest	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value

*	Member Loans	Notes receivable from Members at interest rates from 4.25% to 8.00% maturing at various dates through September 2044, net of deemed distributions of $97,258	**	$8,874,545

*    Represents party-in-interest to the Plan.
**    Cost information is not required for Member directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Fund Trust and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

XYLEM RETIREMENT SAVINGS PLAN

Date: June 26, 2023	By:	/s/ Christopher M. Logan
Christopher M. Logan
Director, Retirement Benefits
Chair, Pension Fund Trust and Investment Committee (Plan Administrator)